NORWEST FINANCIAL, INC.

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                 Exhibit (12)

                          Nine
                         Months
                         Ended
                      September 30,
                          1998                   Years Ended December 31,

                                                  (Thousands of Dollars)

                                      1997       1996       1995       1994       1993
Net earnings            $188,530    $269,450   $276,331   $267,941   $223,340   $203,297

Add:

    Fixed charges:

    Interest including
    amortization of
    debt expense         357,840     401,736    372,859    359,079   259,605     242,440

    One-third of
    rentals*              10,050      12,107     10,748     10,317     9,747      10,146

    Total fixed
    Charges              367,890     413,843    383,607    369,396   269,352     252,586

    Provision for
    income taxes          98,671     144,082    148,096    147,873   116,900     104,228

Total net earnings,
  fixed charges and
  income taxes -
  "Earnings"           $655,091     $827,375   $808,034   $785,210  $609,592    $560,111

Ratio of earnings
  to fixed charges         1.78         2.00       2.11       2.13      2.26        2.22


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*One-third of rentals is deemed representative of the interest factor.